
Mail Stop 4631   July 7, 2009

Kevin Kreisler
Chief Executive Officer
Greenshift Corporation
One Penn Plaza
Suite 1612
New York, NY 10019

      Re: **Greenshift Corporation**
                Preliminary Information Statement on Schedule 14C
                Filed June 12, 2009
                File No. 000-50469

Dear Mr. Kreisler:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment of the Certificate of Incorporation to Increase the Authorized Common Stock, page 3

1. On page 4, we note that the Company has approximately 4.5 billion shares of common stock issuable pursuant to various derivative securities. Since the Company has amended its Certificate of Incorporation to increase the number of authorized shares of common stock to 10 billion shares, please discuss in more detail the Company's intended use of these additional shares, including whether the Company has any current plans to undertake any of the actions listed on page 4. We note the statement that management has not entered into any *commitment* to issue any shares except upon conversion of the debentures.

2. Please disclose the information required by Item 11(d) of Schedule 14A, specifically the general effect the authorization of these shares will have on the rights of the existing shareholders and the material terms of any agreements between the Company and its creditors, including YA Global Investments, L.P., under which the Company may repay all or a portion of its debt by converting the debt into shares of the Company's common stock.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bob Brantal, Esq.
        52 Mulligan Lane
        Irvington, NY 10533